Exhibit 99.1

Aurora Mobile Limited Announces Fourth Quarter and Fiscal Year 2021

Unaudited Financial Results

SHENZHEN, CHINA, March 3, 2022 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading mobile developer service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights (SAAS Businesses# only)

•	Revenues were RMB101.2 million (US$15.9 million), an increase of 32% year-over-year.

•	Gross profit was RMB72.1 million (US$11.3 million), an increase of 23% year-over-year.

•	Gross margin was 71.2%, compared with 76.6% in the same quarter of 2020.

# SAAS Businesses include both the Developer Services and Vertical Applications. Starting from the first quarter of 2021, the Company only has revenues from SAAS Businesses.

Fourth Quarter 2021 Financial Highlights (for the Group as a whole, where for the comparative fourth quarter in 2020, contribution from Targeted Marketing business was included)

•	Revenues were RMB101.2 million (US$15.9 million), a decrease of 5% year-over-year.

•	Cost of revenues was RMB29.1 million (US$4.6 million), a decrease of 36% year-over-year.

•	Gross profit was RMB72.1 million (US$11.3 million), an increase of 20% year-over-year.

•	Total operating expenses were RMB92.5 million (US$14.5 million), a decrease of 13% year-over-year.

•	Net loss was RMB35.6 million (US$5.6 million), compared with a net loss of RMB89.9 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB8.1 million (US$1.3 million), compared with a RMB29.4 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was a positive RMB1.8 million (US$0.3 million), compared with a negative RMB17.1 million for the same quarter last year.

Fiscal year 2021 Financial Highlights (SAAS Businesses# only)

•	Revenues were RMB357.3 million (US$56.1 million), an increase of 39% year-over-year.

•	Gross profit was RMB264.9 million (US$41.6 million), an increase of 36% year-over-year.

•	Gross margin was 74.1%, compared with 75.5% in 2020.

# SAAS Businesses include both the Developer Services and Vertical Applications. Starting from the first quarter of 2021, the Company only has revenues from SAAS Businesses.

Fiscal year 2021 Financial Highlights (for the Group as a whole, where for the comparative fiscal year 2020, contribution from Targeted Marketing business was included)

•	Revenues were RMB357.3 million (US$56.1 million), a decrease of 24% year-over-year.

•	Cost of revenues was RMB92.4 million (US$14.5 million), a decrease of 65% year-over-year.

•	Gross profit was RMB264.9 million (US$41.6 million), an increase of 28% year-over-year.

•	Total operating expenses were RMB403.1 million (US$63.2 million), an increase of 2% year-over-year.

•	Net loss was RMB140.6 million (US$22.1 million), compared with a net loss of RMB225.1 million in 2020.

•	Adjusted net loss (non-GAAP) was RMB86.6 million (US$13.6 million), compared with a RMB141.6 million adjusted net loss in 2020.

•	Adjusted EBITDA (non-GAAP) was a negative RMB46.0 million (US$7.2 million), compared with a negative RMB87.7 million in 2020.

Fourth Quarter 2021 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,807,000 as of December 31, 2021 from approximately 1,698,000 as of December 31, 2020.

•	Number of monthly active unique mobile devices increased to 1.44 billion in December 2021 from 1.40 billion in December 2020.

•	Cumulative SDK installations increased to 57.9 billion as of December 31, 2021 from 46.7 billion as of December 31, 2020.

•	Number of paying customers increased to 2,768 in the fourth quarter of 2021 from 2,420 in the fourth quarter of 2020.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “Despite a very challenging operating environment in 2021, we have achieved remarkable progress in our business operations and financial performance. The conclusion of the fourth quarter marked the first full year of our successful transition into our SAAS business model which includes Developer Services and Vertical Applications.

This quarter marks the highest SAAS revenue record for the Company surpassing RMB100 million for the first time, a key milestone for us! Revenues were RMB101.2 million, up by 32% year-over-year, and gross profit was RMB72.1 million, the highest gross profit since Q1’2020, up by 23% year-over-year. In addition. Adjusted EBITDA was RMB1.8 million, the first ever Adjusted EBITDA profitable quarter since our transition to the pure SAAS Businesses since Q1’2021, and Adjusted EBITDA significantly improved by RMB19.0 million year-over-year from negative RMB17.1 million in Q4’2020. Turning into profitability is a strong acknowledgement of our success in growing the topline revenues, as well as our displined approach to drive operational efficiencies throughout the year. We are committed to continue to control and optimize operating expenses across all business functions going forward, and we expect to further drive operating efficiencies in 2022. We are confident that with all these efforts in place, we are on the right path to achieve full year profitability on Ajusted EBITDA for 2022.

Earlier this week, we have entered into a definitive agreement to acquire a majority equity interest in SendCloud, China’s leading Email API platform for consumer marketing and user-centric transactional email services. With the addition of SendCloud’s email sending services, we will be able to quickly enrich our omni-channel customer engagement product offerings which currently include mobile app push notifications, SMS, WeChat official accounts, WeChat mini-programs, Alipay mini-programs, DingTalk, and enterprise WeChat. We therefore can provide customers with industry-leading technology to simplify their omni-channel communications, without having to manage different vendors for each channel. Together, we will have the joint advantages to provide a reliable and effective customer engagement platform for different industry verticals. Our paying customer base is also expected to almost double upon completion of this transaction, and both parties can benefit from this acquisition through more cross-selling opportunities to the combined customer base and help fuel our future revenue growth.”

Mr. Fei Chen, President of Aurora Mobile, added, “In Q4’2021, our Developer Services continued to deliver solid results with a 42% year-over-year growth which was mainly fueled by a substantial 73% growth in Value-added Services and a 27% strong growth in our Subscription Services. Subscription Services revenues were RMB44.4 million, an increase of 27% year-over-year, primarily driven by new customer acquisition and strong growth in the private cloud services.

Value-added Services within Developer Services, which include revenues from JG Alliance services and Advertisement SAAS, continued to deliver impressive results by achieving a 73% year-over-year growth to RMB30.2 million from RMB17.4 million in Q4’2020. Since we first started our Value-added Services in Q4’2019, the revenue has exponentially grown by 8.2 times and reached a new historical high this quarter.

Vertical Applications mainly cover Financial Risk Management and Market Intelligence. These revenues grew steadily by 11% year-over-year, with the highest growth contribution coming from the Financial Risk Management business again. In the Financial Risk Management segment, revenues increased by 18% year-over-year with a solid 43% growth in ARPU. This record-high quarterly revenue has been the most meaningful achievement since Q1’2020, showing that the adverse impact of the pandemic on the Financial Risk Management business segment, is substantially behind us. ”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “For the fourth quarter of 2021, we delivered a set of excellent financials since the beginning of 2020 when we commenced the transition into the SAAS business model.

During the quarter, we streamlined our cost structure in an effort to further improve our overall operating efficiency and to ensure operating expenses remained at a healthy level. For Q4’2021, our operating expenses decreased by 13% year-over-year, which also contributed to the improvement in our Adjusted EBITDA balance. We will continue to optimize our organizational structures and actively manage our operating expenses while sustainably growing our revenues.

Our AR turnover days remained stable at 38 days this quarter compared to 37 days a year ago. Our disciplined accounting policy and cash collecting efforts ensure a timely collection of our Accounts Receivables. The total deferred revenue balance, which represents cash collected in advance from customers, has exceeded RMB100 million at quarter-end for the 7th consecutive quarter. As of December 31, 2021, the balance was RMB123.8 million, up from RMB119.0 million of Q3’2021.”

Fourth Quarter 2021 Financial Results

Revenues were RMB101.2 million (US$15.9 million), a decrease of 5% from RMB106.0 million in the same quarter of last year, mainly due to a 100% decrease in revenues from the legacy Targeted Marketing business as the Company exited this business by the end of 2020, and offset by the strong growth in revenues of 42% from Developer Services and 11% from Vertical Applications. In particular, the revenues from Value-added Services within Developer Services increased by 73% compared to the same quarter of last year.

Cost of revenues was RMB29.1 million (US$4.6 million), a decrease of 36% from RMB45.9 million in the same quarter of last year. The decrease was mainly due to the decrease in media cost of RMB14.2 million as the Company has completely exited from the legacy Targeted Marketing business by the end of 2020.

Gross profit was RMB72.1 million (US$11.3 million), an increase of 20% from RMB60.1 million in the same quarter of last year despite revenues decreased by 5% on a year-over-year basis. This is the result of our successful strategic shift in focus from a low margin legacy Targeted Marketing model to a high margin pure SAAS business model. Gross profit in the fourth quarter of 2021 was 100% contributed from the SAAS Businesses.

Total operating expenses were RMB92.5 million (US$14.5 million), a decrease of 13% from RMB106.5 million in the same quarter of last year.

•

Research and development expenses were RMB45.0 million (US$7.1 million), an increase of 11% from RMB40.6 million in the same quarter of last year, mainly due to a RMB4.5 million increase in cloud cost to support the expansion of SAAS Businesses.

•	Sales and marketing expenses were RMB33.2 million (US$5.2 million), an increase of 48% from RMB22.3 million in the same quarter of last year, mainly due to an increase in personnel costs.

•

General and administrative expenses were RMB14.4 million (US$2.3 million), a decrease of 67% from RMB43.5 million in the same quarter of last year, mainly due to a RMB11.0 million decrease in bad debt provision due to our proactive and strict financial control measures, a RMB11.0 million decrease in long-lived assets impairment charge, and a RMB5.9 million decrease in personnel costs.

Loss from operations was RMB20.5 million (US$3.2 million), compared with RMB46.4 million in the same quarter of last year.

Net Loss was RMB35.6 million (US$5.6 million), compared with RMB89.9 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB8.1 million (US$1.3 million), compared with RMB29.4 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was a positive RMB1.8 million (US$0.3 million) compared with a negative RMB17.1 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investments were RMB284.6 million (US$44.7 million) as of December 31, 2021 compared with RMB436.2 million as of December 31, 2020. The decrease was primarily due to convertible notes valued at US$35.0 million were fully redeemed in April 2021.

Fiscal year 2021 Financial Results

Revenues were RMB357.3 million (US$56.1 million), a decrease of 24% from RMB471.6 million in 2020, mainly due to a 100% decrease in revenues from the legacy Targeted Marketing business as the Company exited this business by the end of 2020, and offset by the strong growth in revenues of 46% from Developer Services and 24% from Vertical Applications. In particular, the annual revenues from Value-added Services within Developer Services increased by 86% compared to 2020.

Cost of revenues was RMB92.4 million (US$14.5 million), a decrease of 65% from RMB265.4 million in 2020. The decrease was mainly due to the decrease in media cost of RMB165.9 million as the Company has completely exited from the legacy Targeted Marketing business by the end of 2020.

Gross profit was RMB264.9 million (US$41.6 million), an increase of 28% from RMB206.2 million in 2020 despite revenues decreased by 24% year-over-year. This is the result of our successful strategic shift in focus from a low margin legacy Targeted Marketing model to a high margin pure SAAS business model. Gross profit in 2021 was 100% contributed from the SAAS Businesses.

Total operating expenses were RMB403.1 million (US$63.2 million), an increase of 2% from RMB396.0 million in last year.

•

Research and development expenses were RMB206.7 million (US$32.4 million), an increase of 18% from RMB174.6 million in last year, mainly due to a RMB16.4 million increase in personnel costs and a RMB18.6 million increase in cloud cost to support the expansion of SAAS Businesses. The impact was partially offset by a RMB3.9 million decrease in depreciation expense.

•

Sales and marketing expenses were RMB116.4 million (US$18.3 million), an increase of 14% from RMB102.3 million in last year, mainly due to a RMB9.0 million increase in personnel costs, a RMB2.5 million increase in marketing expense, and a RMB2.9 million increase in travel & entertainment expense.

•

General and administrative expenses were RMB79.9 million (US$12.5 million), a decrease of 33% from RMB119.1 million in last year, mainly due to a RMB25.9 million decrease in bad debt provision which was the result of our company-wide concerted focus on strict financial control measures, and a RMB11.0 million decrease in long-lived assets impairment charge.

Loss from operations was RMB138.1 million (US$21.7 million), compared with RMB189.8 million in 2020.

Net Loss was RMB140.6 million (US$22.1 million), compared with RMB225.1 million in 2020.

Adjusted net loss (non-GAAP) was RMB86.6 million (US$13.6 million), compared with RMB141.6 million in 2020.

Adjusted EBITDA (non-GAAP) was a negative RMB46.0 million (US$7.2 million) compared with a negative RMB87.7 million in 2020.

Business Outlook

Based on the current available information, the Company sees full year 2022 revenue guidance to be in the range of RMB435.0 million to RMB455.0 million, representing growth of 22% to 27% year-over-year compared with 2021 results.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of December 31, 2021, the Company had repurchased a total of 920,606 ADS. No ADS were repurchased during the fourth quarter in 2021.

Conference Call

The Company will host an earnings conference call on Thursday, March 3, 2022 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: https://apac.directeventreg.com/registration/event/6088538

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, March 10, 2022.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299

U.S. Toll Free:	1-855-452-5696

Passcode:	6088538

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges, impairment of long-lived assets, impairment of long-term investment and change in fair value of foreign currency swap contract. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expenses, share-based compensation, reduction in force charges, impairment of long-lived assets, impairment of long-term investment and change in fair value of foreign currency swap contract.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China. Aurora Mobile is committed to providing efficient and stable push notification, one-click verification, and app traffic monetization services to help developers improve operational efficiency, grow and monetize. Meanwhile, Aurora Mobile’s vertical applications have expanded to market intelligence and financial risk management, empowering various industries to improve productivity and optimize decision-making.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2021.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	105,994	90,517	101,196	15,880	471,614	357,322	56,072
Cost of revenues	(45,885)	(23,167)	(29,138)	(4,572)	(265,436)	(92,393)	(14,498)

Gross profit	60,109	67,350	72,058	11,308	206,178	264,929	41,574

Operating expenses
Research and development	(40,602)	(55,511)	(44,992)	(7,060)	(174,597)	(206,722)	(32,439)
Sales and marketing	(22,341)	(29,358)	(33,153)	(5,202)	(102,319)	(116,415)	(18,268)
General and administrative	(43,517)	(18,831)	(14,399)	(2,260)	(119,087)	(79,922)	(12,542)

Total operating expenses	(106,460)	(103,700)	(92,544)	(14,522)	(396,003)	(403,059)	(63,249)

Loss from operations	(46,351)	(36,350)	(20,486)	(3,214)	(189,825)	(138,130)	(21,675)

Foreign exchange gain/(loss), net	3	535	(2,407)	(378)	10	(3,376)	(530)
Interest income	1,568	1,668	1,599	251	6,131	6,597	1,035
Interest expense	(2,821)	(1,936)	(1,901)	(298)	(11,724)	(8,815)	(1,383)
Other loss	(42,406)	(507)	(15,499)	(2,432)	(30,814)	(2,908)	(456)
Change in fair value of structured notes	157	—	—	—	1,233	20	3
Change in fair value of foreign currency swap contract	—	1,019	3,136	492	—	6,060	951

Loss before income taxes	(89,850)	(35,571)	(35,558)	(5,579)	(224,989)	(140,552)	(22,055)

Income tax expenses	(86)	—	(21)	(3)	(86)	(32)	(5)

Net loss	(89,936)	(35,571)	(35,579)	(5,582)	(225,075)	(140,584)	(22,060)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(89,936)	(35,571)	(35,579)	(5,582)	(225,075)	(140,584)	(22,060)
Net loss attributable to common shareholders	(89,936)	(35,571)	(35,579)	(5,582)	(225,075)	(140,584)	(22,060)

Net loss per share, for Class A and Class B common shares:
Class A Common Shares - basic and diluted	(1.16)	(0.45)	(0.45)	(0.07)	(2.91)	(1.78)	(0.28)
Class B Common Shares - basic and diluted	(1.16)	(0.45)	(0.45)	(0.07)	(2.91)	(1.78)	(0.28)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	60,815,983	61,906,065	61,990,190	61,990,190	60,415,978	61,809,501	61,809,501
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/(loss)
Foreign currency translation adjustments	2,824	(294)	1,278	201	4,450	1,638	257
Total other comprehensive income/(loss), net of tax	2,824	(294)	1,278	201	4,450	1,638	257

Comprehensive loss	(87,112)	(35,865)	(34,301)	(5,381)	(220,625)	(138,946)	(21,803)

Comprehensive loss attributable to Aurora Mobile Limited	(87,112)	(35,865)	(34,301)	(5,381)	(220,625)	(138,946)	(21,803)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	356,115	90,552	14,210
Restricted cash	115	164,030	25,740
Derivative assets	100	5,989	940
Short-term investments	80,000	30,000	4,708
Accounts receivable	44,886	43,860	6,883
Prepayments and other current assets	49,013	46,670	7,323
Amounts due from a related party	—	35	5

Total current assets	530,229	381,136	59,809

Non-current assets:
Long-term investments	168,526	141,926	22,271
Property and equipment, net	73,522	62,179	9,757
Intangible assets, net	9,519	5,398	847
Other non-current assets	5,631	4,898	769

Total non-current assets	257,198	214,401	33,644

Total assets	787,427	595,537	93,453

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	150,000	23,538
Accounts payable	16,592	18,292	2,870
Deferred revenue and customer deposits	109,182	119,991	18,829

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
Accrued liabilities and other current liabilities	109,136	85,305	13,388
Amounts due to a related party	—	54	8
Convertible notes	225,229	—	—

Total current liabilities	460,139	373,642	58,633

Non-current liabilities:
Deferred revenue	6,049	3,845	603
Other non-current liabilities	—	2,607	409

Total non-current liabilities	6,049	6,452	1,012

Total liabilities	466,188	380,094	59,645

Shareholders’ equity
Common shares	48	49	8
Additional paid-in capital	988,812	1,021,961	160,368
Accumulated deficit	(678,434)	(819,018)	(128,522)
Accumulated other comprehensive income	10,813	12,451	1,954

Total shareholders’ equity	321,239	215,443	33,808

Total liabilities and shareholders’ equity	787,427	595,537	93,453

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(89,936)	(35,571)	(35,579)	(5,582)	(225,075)	(140,584)	(22,060)
Add:
Share-based compensation	5,912	7,754	3,422	537	28,858	30,212	4,741
Reduction in force charges	—	—	3,917	615	—	3,917	615
Impairment of long-term investment	43,681	2,588	23,310	3,658	43,681	25,898	4,064
Impairment of long-lived assets	10,952	—	—	—	10,952	—	—
Change in fair value of foreign currency swap contract	—	(1,019)	(3,136)	(492)	—	(6,060)	(951)

Adjusted net loss	(29,391)	(26,248)	(8,066)	(1,264)	(141,584)	(86,617)	(13,591)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(89,936)	(35,571)	(35,579)	(5,582)	(225,075)	(140,584)	(22,060)
Add:
Income tax expenses	86	—	21	3	86	32	5
Interest expense	2,821	1,936	1,901	298	11,724	8,815	1,383
Depreciation of property and equipment	8,286	7,086	6,845	1,074	37,704	27,337	4,290
Amortization of intangible assets	1,083	1,156	1,135	178	4,368	4,481	703

EBITDA	(77,660)	(25,393)	(25,677)	(4,029)	(171,193)	(99,919)	(15,679)
Add:
Share-based compensation	5,912	7,754	3,422	537	28,858	30,212	4,741
Reduction in force charges	—	—	3,917	615	—	3,917	615
Impairment of long-term investment	43,681	2,588	23,310	3,658	43,681	25,898	4,064
Impairment of long-lived assets	10,952	—	—	—	10,952	—	—
Change in fair value of foreign currency swap contract	—	(1,019)	(3,136)	(492)	—	(6,060)	(951)

Adjusted EBITDA	(17,115)	(16,070)	1,836	289	(87,702)	(45,952)	(7,210)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of SAAS Businesses Revenue to Total Revenue
Developer Services	52,531	64,677	74,574	11,702	173,457	252,859	39,679

Subscription	35,100	39,773	44,407	6,968	120,925	155,394	24,385
Value-Added Services	17,431	24,904	30,167	4,734	52,532	97,465	15,294
Vertical Applications	24,090	25,840	26,622	4,178	84,495	104,463	16,393

Total SAAS Businesses Revenue	76,621	90,517	101,196	15,880	257,952	357,322	56,072

Add:
Targeted Marketing Revenue	29,373	—	—	—	213,662	—	—
Total Revenue	105,994	90,517	101,196	15,880	471,614	357,322	56,072

SAAS Businesses Gross Profits[1]	58,683	67,350	72,058	11,308	194,709	264,929	41,574
SAAS Businesses Gross Margin[2]	76.6%	74.4%	71.2%	71.2%	75.5%	74.1%	74.1%

[1]	Our SAAS Businesses Gross Profits is calculated after excluding the Targeted Marketing gross profit (which is calculated as revenue less media cost) from the Group’s total gross profit.
[2]	Our SAAS Businesses Gross Margin is calculated by dividing the SAAS Businesses Gross Profit by SAAS Businesses Revenue.